Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               November 18, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                        FT 8994
                      FTP Virtual Economy Portfolio Series
                                 (the "Trust")
                      CIK No. 1820336 File No. 333-249360
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio Selection Process
---------------------------

      1. THE DISCLOSURE PROVIDES THAT THE SPONSOR RAN THE COMMON STOCKS INCLUDED IN THE TRUST'S PORTFOLIO "THROUGH A SERIES OF QUALITY, LIQUIDITY, AND SUITABILITY SCREENS IN ORDER TO DETERMINE THE TRUST'S FINAL PORTFOLIO." PLEASE PROVIDE MORE SPECIFICS AS TO THESE CRITERIA.

      Response: In accordance with the Staff's comment, the referenced disclosure will be replaced in its entirety with the following:

      "The Sponsor ran the Common Stocks included in the Trust's portfolio through a series of quality, liquidity and suitability screens in order to determine the Trust's final portfolio. For the quality screen, the Sponsor screened for companies with market capitalizations of typically $100 million or greater, analyst stock ratings with an average of hold or higher, investment grade bond credit ratings and stocks that trade on a major U.S. stock exchange. For the liquidity screen, the Sponsor only selected stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any
      given  day   to  meet  the  Trust's  purchases  and/or  redemption
      requirements. Lastly, only those securities that fit within the Trust's investment objective and are suitable to be included in a unit investment trust are eligible to be included in the Trust's portfolio."

Risk Factors
------------

      2. PLEASE REMOVE THE FOLLOWING DISCLOSURE FROM THE "CONCENTRATION RISK" AS IT IS NOT APPLICABLE TO THIS TRUST:

 "IF THE TRUST IS CONCENTRATED IN MORE THAN ONE SECTOR, AT LEAST 25% OF THE TRUST'S PORTFOLIO IS INVESTED IN EACH SECTOR IN WHICH IT IS CONCENTRATED."

      Response: The referenced disclosure will be removed from the Trust's prospectus in accordance with the Staff's comment.

      3. THE "FOREIGN SECURITIES" RISK CONTAINS REFERENCES TO DEBT SECURITIES. PLEASE EXPLAIN TO THE STAFF THE RELEVANCE OF INVESTING IN DEBT SECURITIES TO THIS TRUST.

      Response: In accordance with the Staff's comment, the reference to debt securities will be removed from the "Foreign Securitites" risk.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        Chapman and Cutler LLP


                                                        By /s/ Daniel J. Fallon
                                                           ____________________
                                                           Daniel J. Fallon